Exhibit 7.19

Share Transfer Agreement

(Translation)

This SHARE TRANSFER AGREEMENT (this “Agreement”) dated as of November 24, 2014 (the “Signing Date”) is made by and among:

(1)	Orient Hongtai (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong (the “Transferee”), and

(2)	Orient Finance Holdings (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong (the “Transferor”).

WHEREAS:

(1)	The Transferor owns 61,776,334 Class A Ordinary Shares (the “Target Shares”) of Shanda Games Limited (the “Company”) as of the Signing Date;

(2)	The Transferor agrees to transfer to the Transferee, and the Transferee agrees to purchase from the Transferor, the Target Shares;

(3)	Pursuant to the Collection of Investment Amount and Loan Agreement entered into between the Transferor and the Transferee in September 2014 (the “Collection of Investment Amount and Loan Agreement”), the Transferee loaned to the Transferor a sum of US$106,631,000 (the “Loan”); and

(4)	Pursuant to the Loan Agreement between the Transferor and Bank of Shanghai Co., Ltd. (“Bank of Shanghai”) on September 23, 2014 (the “Loan Agreement”), the Transferor borrowed from Bank of Shanghai a sum of US$213,000,000 and shall pay relevant interest accrued thereon.

AGREEMENT:

1.	Transfer and Closing

1.1 Transfer

Subject to the terms and conditions set forth in this Agreement, the Transferor agrees to transfer as of the Closing Date (as defined below) to the Transferee an aggregate of 61,776,334 Class A Ordinary Shares of the Company and the Transferee agrees to accept the Target Shares.

The Target Shares owned by the Transferor, including all the relevant rights and obligations thereunder, as of the Signing Date, shall be transferred to the Transferee.

1.2 Purchase Price

The parties agree on the transfer price as follows:

(1)	The amount loaned to the Transferor by the Transferee shall set off a portion of the purchase price. The Collection of Investment Amount and Loan Agreement, including all the rights and obligations thereunder, shall be terminated as of the Signing Date;

(2)	Having been approved by Bank of Shanghai in writing, the Transferor’s repayment obligations of the sum of US$106,500,000 shall be transferred to the Transferee as of the Signing Date, as a result of which the Transferee shall be liable for repayment to Bank of Shanghai the principal amount and the interest accrued thereon, which shall set off a portion of the purchase price; and

(3)	The amounts under paragraphs (1) and (2) above shall constitute the total purchase price for the Target Shares.

1.3 Closing

The transfer of the Target Shares shall be completed on the Signing Date by way of delivery of relevant documents by each party to the other, or on such other date and at such other venue agreed by the Transferee and the Transferor in writing (the “Closing,” the date of the Closing, the “Closing Date”).

2.	Representations and Warranties

2.1 Transferor’s Representations and Warranties: The Transferor legally owns the title to the Target Shares immediately prior to the Closing Date.

2.2 Transferee’s Representations and Warranties: The Transferee has the authority to accept the Target Shares and tender the purchase price.

2.3 Representations and Warranties made by both parties: Both parties undertake that, if the transaction cannot be completed due to the fault of either party, both parties shall resolve the remaining issues in relation to the transaction through consultation based on the principles of fairness and reasonableness.

3.	Miscellaneous

3.1 Governing Law. This Agreement is governed by Hong Kong law.

3.2 Dispute Resolution. Each party agrees that any dispute in relation to or arising out of the construction, formation, performance and breach of this Agreement shall be submitted to Hong Kong International Arbitration Centre (“HKIAC”) for arbitration in accordance with its then effective arbitration rules (the “Rules”) by one arbitrator. The arbitrator shall be appointed by HKIAC and shall be qualified to practice in Hong Kong. The language of the arbitration shall be English. The arbitral award made by the arbitration tribunal shall be final and binding on the parties to such dispute.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

Transferee
Orient Hongtai (Hong Kong) Limited

By:	/s/ Chen Bo
Name:	Chen Bo
Title:	Director

Transferor
Orient Finance Holdings (Hong Kong) Limited

By:	/s/ Yang Yucheng
Name:	Yang Yucheng
Title:	Director